UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 29, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: March 29, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com

Notice to Holders of American Depositary Receipts

Pursuant to Section 4.16(a) of the Deposit Agreement dated April 30, 2018 among ASE Industrial Holding Co., Ltd., later renamed to ASE Technology Holding, Co., Ltd (“ASE” or “Company”), Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners of American Depositary Receipts (“ADRs”) issued and outstanding thereunder (the “Deposit Agreement”), ASE hereby informs ADR holders of one percent (1%) or more of the total issued and outstanding Shares of the Company that the submission period for the submission of shareholder proposals pursuant to the R.O.C. Company Law in connection with the Company’s 2021 annual general shareholders’ meeting will begin on April 16, 2021 and end on April 26, 2021 (“Submission Period”). Pursuant to Section 4.16(b) of the Deposit Agreement, any proposal submitted by ADR holders must be received by the Depositary at least two business days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 16, 2021 and April 24, 2021. The 2021 annual general shareholders’ meeting will be held on June 22, 2021 and the ADR record date in connection with this meeting will be April 23, 2020. For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).